09057202

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FEB 25 2009

Washington, DC 101

ITED STATES
) EXCHANGE COMMISSION
...ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51388

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CRD # 46343

Oak Grove Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

207 South Walnut Street
(No. and Street)

Rochester	Illinois	62563
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don McCarthy — 217-498-8600 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Estes, Bridgewater & Ogden
(Name — if individual, state last, first, middle name)

901 S. Second Street	Springfield	Illinois	62704
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2009
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Don McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oak Grove Investment Services, Inc., as of December 31, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Don McCarthy
Signature

PRINCIPAL
Title

Sara Clayton
Notary Public

"OFFICIAL SEAL"
Sara Clayton
Notary Public, State of Illinois
Commission Expires 4/29/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OAK GROVE INVESTMENT SERVICES, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

FOR THE YEAR ENDED DECEMBER 31, 2008

Oak Grove Investment Services, Inc.

Table of Contents

Estes, Bridgewater & Ogden

CERTIFIED PUBLIC ACCOUNTANTS

901 South Second Street
Springfield, Illinois 62704
217/528-8473
Fax 217/528-8506

RICHARD W. OGDEN, C.P.A.
RICHARD L. GRAFTON, C.P.A.
ROY A. BALLINGER, C.P.A., M.B.A.

MICHAEL A. FAFOGLIA, C.P.A.
LORI K. MILOSEVICH, C.P.A., C.F.E.
VALERIE R. AUSMUS, C.P.A.
TRACY L. TRELLO, C.P.A.
JAQUELIN R. DENNY
JAMES R. ANDERSON
SAMANTHA E. WHITE
CATHY A. GRAVES

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

ILLINOIS CPA SOCIETY

TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Oak Grove Investment Services, Inc.

We have audited the accompanying statement of financial condition of Oak Grove Investment Services, Inc. (a corporation) as of December 31, 2008 and the related statements of changes in stockholder's equity, income, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Oak Grove Investment Services, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Estes, Bridgewater & Ogden
Certified Public Accountants

February 12, 2009

Oak Grove Investment Services, Inc.

Statement 1

STATEMENT OF FINANCIAL CONDITION

December 31, 2008

Assets

CURRENT ASSETS	
Cash & cash equivalents	$ 17,870
Investment	5,990
Accounts receivable	13,551
Total current assets	37,411
PROPERTY & EQUIPMENT -- less accumulated depreciation of $3,565	272
TOTAL ASSETS	**$ 37,683**

Liabilities and Stockholder's Equity

CURRENT LIABILITIES	
Accounts payable	$ 20,633
STOCKHOLDER'S EQUITY	
Common stock – Authorized 1,000,000 Shares, no par value; issued and outstanding 1,000,000 shares	1,000
Paid in capital	12,050
Retained earnings	4,000
Total stockholder's equity	17,050
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 37,683**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

Statement 2

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For The Year Ended December 31, 2008

Balance Beginning of Year	$ 35,116
Net (loss) for the year	(18,066)
Balance End of Year	$ 17,050

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc. Statement 3

STATEMENT OF INCOME

For The Year Ended December 31, 2008

REVENUE	
Commission income	$232,328
Registration & license	6,340
Interest income	248
Total revenue	238,916
EXPENSES	
Legal & accounting	2,599
Bank charges	604
Membership	2,205
Commissions	173,231
Licensing	7,350
Contract labor	6,187
Office supplies	144
Postage	141
Miscellaneous	100
Telephone	1,302
Insurance bond	1,072
Internet	90
Management fee	46,000
Depreciation	109
Speakers and meetings	200
Rent	11,058
Health and life insurance	4,590
Total expenses	256,982
NET (LOSS) BEFORE INCOME TAXES	**(18,066)**
Federal & State Income Taxes	-
NET (LOSS) FOR THE YEAR	**($ 18,066)**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.

STATEMENT OF CASH FLOWS

For The Year Ended December 31, 2008

Statement 4

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	($ 18,066)
Adjustments to reconcile net (loss) to net cash provided operating activities:	
Depreciation	109
Decrease in accounts receivable	15,355
(Decrease) in accounts payable	(3,070)
Net cash provided operating activities	(5,672)
CASH FLOWS FROM INVESTING ACTIVITIES	
(Increase) in investment	(7)
(DECREASE) IN CASH AND CASH EQUIVALENTS	**(5,679)**
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	23,549
CASH AND CASH EQUIVALENTS – END OF YEAR	**$ 17,870**

The accompanying notes are an integral part of these financial statements.

Oak Grove Investment Services, Inc.
COMPUTATION OF NET CAPITAL
For The Year Ended December 31, 2008

Allowable assets	$ 37,683
Total liabilities	(20,633)
Net capital per audit report accrual basis	$ 17,050
Net capital per December 31, 2008 FOCUS Report	$ 17,050

Oak Grove Investment Services, Inc.
NOTES TO FINANCIAL STATEMENTS
For The Year Ended December 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Nature of Business - Oak Grove Investment Services, Inc. (Company) was incorporated in Illinois on April 19, 1999. The Company is a NASD registered broker-dealer providing investment products such as mutual funds and variable annuities.

b. Basis of accounting - The books and records of the Company are maintained on the cash basis of accounting for tax reporting purposes and are converted to the accrual basis for financial statement reporting purposes. For financial statement reporting revenues are recognized when earned and expenses are recognized when incurred.

c. Cash and cash equivalents - Short-term investments with an original maturity of three months or less are considered to be cash equivalents.

d. Property & equipment - Fixed assets are stated at cost. Depreciation is computed using the modified cost recovery methods allowable under the Internal Revenue Code. The recovery periods being used are 5 and 7 years for furniture, fixtures and equipment and 39 years for leasehold improvements.

e. Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due.

f. Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 – INVESTMENT

The Company has a certificate of deposit with Rochester State Bank, Rochester, Illinois. The certificate matures October 28, 2008. The rate of interest is 2.25%.

NOTE 3 – INCOME TAXES

Income taxes payable consist of the following at December 31, 2008:

Federal	$ -
State	-
Total	-
Less: Federal and state estimates	-
Balance payable/(overpayment)	$ -

The Company prepares its tax returns on the cash basis of accounting. For 2008, the Company incurred a loss of $5,475 on its tax returns, therefore, there was no federal or state income tax liability at December 31, 2008.

NOTE 4 – MANAGEMENT FEE

The Company pays a management fee to Acorn Service Group, Inc. For the year ended December 31, 2008 the company paid $46,000 to Acorn Service Group, Inc. The following items are included in and are part of the management fee: office space, office staff, utilities, office supplies, office equipment, and management of the company. Acorn Service Group, Inc. owns 100% of the stock of Oak Grove Investment Services, Inc.

NOTE 5 – RENT

The Company leases office space from the Pettyjohn Family Trust at the rate of $600.00 per month. The lease runs from January 1, 2007 to December 31, 2008. The rent for 2009 is still $600 per month.

END